UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September, 2013

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Adecoagro S.A. (the “Company” or “Adecoagro”) is filing this report on Form 6-K, which contains a press release announcing the filing of Registration Statement on Form F-3; Sale of Farm and Approval of Share Repurchase Program, that is incorporated by reference to the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on September 23, 2013.

Forward Looking Statements

This report contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth herein and in the attached Condensed Audited Financial Statements.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Adecoagro Announces Filing of Shelf Registration Statement on behalf of Principal Shareholders, Sale of Farm and Board of Directors Approval of Share Repurchase Program

Luxembourg, September 23, 2013 - ADECOAGRO S.A. (NYSE:AGRO), a leading agricultural company in South America, announced today that it has filed a shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission (SEC). Under the shelf registration statement, once declared effective by the SEC, certain shareholders may offer and sell from time to time, in one or more offerings, up to 55,821,281 common shares.

“Adecoagro is voluntarily registering the common shares to provide principal shareholders with a flexible mechanism to pledge or dispose of their holdings in the company while at the same time potentially enhance the liquidity of our common shares” — said Mariano Bosch, Chief Executive Officer.

The registration of the common shares for disposition by the principal shareholders does not mean that the principal shareholders will actually offer or sell any of the shares. The specifics of future offerings, if any, including the names of participating shareholders, the amount of shares to be offered and the offering price, will be determined at the time of any such offerings and will be described in a prospectus supplement filed at the time of any such offerings.

Adecoagro is not issuing or selling any shares and will not receive any proceeds from the sale of securities sold by the selling shareholders, if any. While the shelf registration statement is effective, the company plans to increase its disclosure as required by law, including its management discussion and analysis section quarterly.

A registration statement relating to the Company’s common shares has been filed with the SEC but has not yet become effective. The common shares may not be sold nor may offers to buy be accepted prior to the time that the registration statement becomes effective. This release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The securities referred to herein have not been and will not be registered under the applicable securities laws of any jurisdiction outside of the United States of America.

Sale of Farm

On September 13, 2013, Adecoagro entered into a sale agreement, pursuant to which the Company agreed to sell the San Martin farm for a total price of $8.0 million, equivalent to U$2,294 per hectare, representing a 15% premium over the Cushman & Wakefield independent appraisal dated September 30, 2012. San Martin is a 3,502 hectare farm located in the province of Corrientes, Argentina. The farm is used for Cattle grazing activities and is a subdivision of the Ita Caabo farm acquired by Adecoagro in 2007. This transaction will generate approximately $6.5 million of operating profit in the third quarter of 2013.

“This farm sale reflects Adecoagro’s ability to monetize gains generated by land transformation and commodity appreciation, as well as our focus on maximizing return on invested capital. Over the last 7-years we have consistently sold a portion of our fully developed land portfolio, generating strong capital gains for our shareholders and are committed to continue executing this strategy”- said Mariano Bosch, Chief Executive Officer of Adecoagro.

Share Repurchase Program

Adecoagro also announced today that its Board of Directors has authorized a share repurchase program for up to 5% of its outstanding shares. The Company expects the repurchase program to commence on or about September 24, 2013 and will be reviewed by the Board of Directors after a 12-month period.

Repurchases of shares under the program will be made from time to time in open market transactions in compliance with the trading conditions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and applicable rules and regulations. The share repurchase program does not require Adecoagro to acquire any specific number or amount of shares and may be modified, suspended, reinstated or terminated at any time in the Company’s discretion and without prior notice. The size and the timing of repurchases will depend upon market conditions, applicable legal requirements and other factors.

“We are focused on generating attractive returns in each of our businesses. Our consistent ability to sell developed farmland at premiums over the Cushman & Wakefield independent appraisal has enhanced our financial position and reconfirmed the value of our assets. The approval of the repurchase program reflects the Board of Directors’ and Management’s commitment to continue delivering increased value to our shareholders” — said Mariano Bosch, Chief Executive Officer of Adecoagro.

About Adecoagro

Adecoagro is a leading agricultural company in South America. Adecoagro owns over 275 thousand hectares of farmland and several industrial facilities spread across the most productive regions of Argentina, Brazil and Uruguay, where it produces over 1.2 million tons of agricultural products including corn, wheat, soybeans, rice, dairy products, sugar, ethanol and electricity, among others.

For further information please contact:

Investor Relations:

Hernan Walker

ir@adecoagro.com

+5411 4836 8651

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By	/s/ Carlos A. Boero Hughes
Name:	Carlos A. Boero Hughes
Title:	Chief Financial Officer and
Chief Accounting Officer

Date: September 23, 2013